Illumina, Inc.
9885 Towne Centre Drive
San Diego, CA
92121-1975
tel 858.202.4500
fax 858.202.4599
May 27, 2011
Mr. Jeff Jaramillo
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Illumina, Inc. Form 10-K for the Fiscal Year Ended January 2, 2011 Filed February 28, 2011 File No. 000-30361
Dear Mr. Jaramillo:
Illumina, Inc. (“Illumina,” “us,” “we,” or “our”) is responding to the written comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 27, 2011. For the Staff’s convenience, we have set forth below in bolded text the Staff’s comments, followed by our response.
January 2, 2011 Form 10-K
Item 1. Business, page 4
Marketing and Distribution, page 14
1.	We noted disclosures in this section that in certain markets within Europe, the Asia-Pacific region, Latin America, the Middle East, and South Africa you sell your products and provide services to customers through distributors that specialize in life science products. Please revise your future filings to clearly disclose any significant and/or unique terms of your sales transactions with distributors as well as any material revenue recognition issues related to such transactions. Details should be provided in your revenue recognition policy disclosures to the extent that your revenue recognition policy differs among the various marketing venues used by you, i.e. distributors, reseller, and user. Please also provide in your revenue recognition policy disclosure details of discounts, post shipment obligations, customer acceptance, credits, rebates, and price protection or similar privileges and how these impact revenue recognition in future filings. As part of your response, please provide us with your proposed disclosure.

Response: In addition to selling our products and providing our services directly to end-users, we also sell products and provide services to end-users through distributors in certain geographic regions. Given the unique nature and high per-unit value of our products, our distributors rarely stock inventory. Generally, our distributors have specifically identified their customer (the end-user) prior to entering into a sales transaction with us. In most of our sales through distributors, we deliver our products directly to end-users. Under our existing revenue recognition policy, we do not grant general rights of return, credits, rebates, price protection, or other privileges on our products or services, whether through distributors or directly to end-users. Discounts, customer acceptance, and post shipment obligations associated with our sales to end-users, whether through distributors or directly to end-users, do not differ and are accounted for in accordance with our current revenue recognition policy. In cases where products are delivered to a distributor, revenue recognition is deferred until acceptance is received from the distributor, and/or the end-user, if required by the applicable sales contract.
Below, we set out our proposed disclosure for future filings. New or revised disclosures have been underlined in the text:
Marketing and Distribution
We market and distribute our products directly to customers in North America, Europe, Latin America, and the Asia-Pacific region. In each of these areas, we have dedicated sales, service, and application support personnel responsible for expanding and managing their respective customer bases. In addition, in certain markets within Europe, the Asia-Pacific region, Latin America, the Middle East, and South Africa we sell our products and provide services to customers through distributors that specialize in life science products. The terms of our sales transactions through distributors are consistent with the terms of our direct sales to customers.
Revenue Recognition
In certain markets within Europe, the Asia-Pacific region, Latin America, the Middle East, and South Africa the Company sells products and provides services to customers through distributors that specialize in life science products. In most sales through distributors, the product is delivered directly to customers. In cases where the product is delivered to a distributor, revenue recognition is deferred until acceptance is received from the distributor, and/or the end-user, if required by the applicable sales contract. The terms of sales transactions through distributors are consistent with the terms of direct sales to customers. These transactions are accounted for in accordance with the Company’s revenue recognition policy described herein.

Backlog, page 16
2.	We see disclosures herein where you state that “a material portion of our backlog at January 2, 2011 is associated with a large order we received from one customer at the end of 2009 for which we are using operating lease accounting that requires us to recognize revenue over a period of three years with the majority of that revenue recognized in 2011 and 2012.” Please provide us with additional information about the nature of the referenced order as well as references to the specific authoritative accounting literature that you follow in accounting for the order.
Response: The large order noted in the Staff’s comment consisted of instruments and consumables. Pursuant to the contract for this order, the customer makes monthly payments over a period of three years with title to the instruments transferring to the customer at the end of the three-year period. Instruments and consumables are shipped periodically over this period according to an agreed-upon shipment schedule. We also provide maintenance services for the instruments over the same three-year period.
We account for revenue from this transaction under Accounting Standards Codification (ASC) 605-25, Multiple-Element Arrangements, as updated for ASU 2009-13. Under this guidance, we concluded that the delivered item(s) have stand alone value and that the deliverables are separable. We allocated the total contract consideration to three units of accounting based on their relative selling price: instrument revenue, consumable revenue, and service revenue. Instrument revenue is accounted for under operating lease accounting, as discussed in the paragraphs below. Consumable revenue is recognized as products are delivered to the customer. Service revenue is recognized over the service period.
Consideration allocated to instrument revenue was approximately 50% of the total contract value. Under this contract, title to the instruments, along with substantially all the risks and rewards of ownership, does not pass to the customer until the end of the third year. As such, the delivery criterion under ASC 605-10-S99, Revenue Recognition, was not met upon physical delivery. To determine the accounting treatment for the instrument revenue, we considered accounting guidance under ASC 840, Leases. According to ASC 840-10-15, and in particular, paragraph ASC 840-10-15-6, an arrangement conveys the right to use property, plant, and equipment if the arrangement conveys to the purchaser the right to control the use of the underlying property, plant and equipment. Right to control the use of the property is conveyed if the purchaser has ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment. We concluded that the instruments sold under this contract were considered leased because title to the instruments does not transfer to the customer until the end of the contract term and the customer has the ability and right to control physical access to the instruments while controlling more than a minor amount of the output.

We further considered whether this transaction is a sales-type lease or operating lease under paragraphs ASC 840-10-25-1, ASC 840-10-25-42, and ASC 840-10-25-43. Under this guidance, a lease that would otherwise meet the tests to be classified as a sales-type lease but does not meet the “collectibility of the minimum lease payments is reasonably predictable” criterion should be classified as an operating lease. At the time of the order, we concluded that collectibility of the minimum lease payments was not reasonably predictable given that we had limited history with this customer and no history of any contract having similar magnitude or length of contract term. As such, we account for instrument revenue from this transaction as an operating lease.
In accordance with ASC 840-20, Operating Leases, instrument revenue from this transaction is recognized on a straight-line basis through the end of the contract term. Cost of the instruments is capitalized and recognized into cost of goods sold over the same period.
3.	In a related matter, we did not see any revenue recognition policies in your financial statements that address leasing transactions. Please revise your significant accounting policy disclosures in future filings to disclose your revenue recognition policies for any material leasing transactions.
Response: We note the Staff’s comment and advise the Staff that revenue related to leasing transactions represented less than 1% of our revenue in fiscal year 2010 and prior periods and is not a material portion of our overall revenue. In future filings, we will make additional disclosure on our revenue recognition policy related to leasing transactions to the extent that revenue generated from leasing transactions becomes material.
In addition, while revenue from leasing transactions was not material, the order noted in the Staff’s second comment above represented a material portion of our backlog. We believed it was important to point out the long-term nature of this order in our discussion of backlog so that users of our financial statements would not be misled with respect to the timing of shipment and the recognition of revenue related to this portion of our backlog.
Item 8. Financial Statements and Supplementary Data, page 49
Index to Financial Statements, page 49
Notes to Consolidated Financial Statements, page 55
Note 1. Organization and Summary of Significant Accounting Policies, page 55
Revenue Recognition, page 60
4.	We noted disclosure herein that in “the first quarter of 2010, the Company offered an incentive with the launch of the HiSeq 2000 that enabled existing Genome Analyzer customers to trade in their Genome Analyzer and receive a discount on the purchase of a HiSeq 2000.” Please provide us with additional information about the nature of the references trade in program as well as references to the specific authoritative accounting literature that you applied in accounting for the referenced trade in transactions.

Response: On January 12, 2010 we announced the launch of HiSeq 2000 (HiSeq), our high throughput sequencing system. We consider this system to be a significant advance over our prior systems. At the time of the launch, we offered an incentive to customers who had purchased a Genome Analyzer (GA) (our high-throughput sequencer at the time) through January 12, 2010. The incentive provided qualifying customers an opportunity to return their GA for a trade-in credit towards the purchase of a HiSeq. This was the first significant trade-in program offered by the Company and remains the only significant trade-in program to date.
It is important to note that our customers were not made aware of the launch of the HiSeq or the GA trade-in program prior to the announcement of the HiSeq. The trade-in rights were not specified at the time of delivery of the originally purchased product. We offered this incentive in an effort to accelerate the adoption of the HiSeq and to help our customers transition from the legacy technology (GA) to the new platform (HiSeq). The incentive also benefited us financially because the consumable revenue per instrument is approximately 50% higher on the HiSeq compared to the GA.
To determine the accounting treatment for the trade-in incentive, we considered the authoritative guidance under ASC 460-10-15, Guarantees, regarding whether our trade-in option was within the scope of the guidance. Based on our interpretation of paragraph ASC 460-15-7f, we believe the trade-in credit provided to customers was not within the scope of ASC 460, Guarantees, because the trade-in credit was contingent upon the purchase of a new product and customers were not made aware of either the anticipated launch of the HiSeq or the availability of the trade-in option at the time they purchased their GA. Rather, the trade-in credit was a sales incentive earned by our customers who placed an order to purchase a HiSeq at list price and returned their GA.
We further considered whether the trade-in incentive constituted a concession on prior sales of GA units. We considered authoritative guidance under ASC 605-50, Customer Payments and Incentives, ASC 605-25, Multiple-Element Arrangements, and ASC 985-605, Software Revenue Recognition. Although ASC 985-605 does not apply directly to this transaction, we believe its guidance, in particular, paragraphs under ASC 985-605-55, provide useful reference in the interpretation of the concession concept. Based on the guidance, we concluded the trade-in credit was not a concession because we receive incremental economic benefit from the program. ASC 985-605-55-21 provides examples of changes to terms of an arrangement that are not concessions, which includes changes with corresponding increase in arrangement fee. As the consumable revenue per instrument is significantly higher on a HiSeq than a GA, the trade-in program resulted in increased revenue because the incremental consumable revenue more than offset the trade-in credit granted. The trade-in incentive was made broadly available to all qualifying customers with prior GA purchase to maximize the incremental revenue to us. In addition, we believe the trade-in program accelerated adoption of the HiSeq. As such, we concluded the trade-in incentive was not a concession.
We accounted for revenue from the sales of HiSeq under the trade-in incentive in accordance with ASC 605, Revenue Recognition. We recognized revenue related to the incremental cash consideration upon the delivery of the HiSeq units. We recorded the returned GA units in inventory at the estimated fair value based on forecasted internal and external demand for refurbished GA units at the time of return. To the extent other elements were present in the individual trade-in sales, such as maintenance services, consumables, and discounts, we consistently applied our revenue recognition policy to these transactions under the guidance of ASC 605-25, Multiple-Element Arrangements, as disclosed in our 2010 Form 10-K.
5.	In a related matter, please revise your significant accounting policy disclosures in future filings to specifically disclose your revenue recognition policies for any material trade in transactions. Also, revise your Management’s Discussion and Analysis disclosures in future filings to quantify the impact of the trade in program on changes in your results of operations, including gross margins, financial position and liquidity as of the dates and for the periods presented.
Response: We note the Staff’s comment and advise the Staff that in future filings, as applicable, we will disclose our revenue recognition policies for any material trade-in transactions, and we will quantify, in our Management’s Discussion and Analysis disclosures, the impact of any trade-in program (to the extent it is material) on our results of operations, including gross margins, financial position, and liquidity as of the dates and for the periods presented.
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 87
6.	We refer to your disclosure under the caption “Certain Relationships and Related Party Transactions” on page 50 of the proxy statement that you have incorporated by reference into your Form 10-K. Please tell us why you did not provide the disclosure required by Item 404(a) of Regulation S-K with regards to the transactions described in the second paragraph and tell us with specificity what the amounts involved in those transactions were.
Response: The two transactions referenced in the second paragraph were, first, our investment in Helixis, Inc. by way of purchasing Series A Preferred Stock and, second, our subsequent acquisition of Helixis, Inc. by way of merger. As disclosed, at both the time of our investment and subsequent acquisition, our President and Chief Executive Officer, Jay Flatley, was a director of Helixis, Inc. and a less than a one percent stockholder of Helixis, Inc. In each of these transactions, the other party to the transaction was Helixis, Inc., and Mr. Flatley was not a direct party to either of the transactions. Accordingly, we determined that Mr. Flatley, as the related person under Item 404(a), had an indirect interest in each of these transactions. Pursuant to Instruction 6(a)(iii) to Item 404(a), we further determined that Mr. Flatley’s indirect interest in the referenced transactions was not an “indirect material interest” for which disclosure was required under Item 404(a) due to the fact that his interest in the transactions arose only from his “position as a director of” Helixis, Inc. and from his having a “less than a ten percent equity interest” in Helixis, Inc. Although we concluded that Mr. Flatley’s indirect interest did not require disclosure under Item 404(a), we nevertheless included general disclosure about the transactions pursuant to our corporate disclosure policy. In addition, we supplementally advise the Staff that the merger consideration allocable to Mr. Flatley by virtue of his less than a ten percent equity interest in Helixis, Inc. was approximately $327,000.
* * *
In response to the Staff’s request, we hereby acknowledge as follows:
•	Illumina is responsible for the adequacy and accuracy of the disclosure in the filings noted above;

•	comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings noted above; and

•	Illumina may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If the Staff has any questions regarding this letter, please do not hesitate to call me at (858) 736-3569.

Sincerely,
/s/ Michel Bouchard
Michel Bouchard
VP, Finance Illumina, Inc.